Exhibit 99.1

Ad-hoc Release | April 26, 2020

Deutsche Bank announces results for the first quarter 2020 above market expectations. Outlook for full year 2020 updated

Frankfurt am Main, April 26, 2020 – Deutsche Bank expects to report group profit before tax of 206 million euros and net income of 66 million euros, above market expectations.

Revenues are expected to be 6.4 billion euros with noninterest expenses of 5.6 billion euros, including contributions to the Single Resolution Fund of 0.5 billion euros. Provisions for credit losses are expected to be 0.5 billion euros, or 44 basis points of loans. Consensus estimates showed a wide range around each of these results.

Deutsche Bank’s Common Equity Tier 1 (CET1) ratio was 12.8% at quarter-end, down from 13.6% at year-end. The decline in the CET1 ratio in the quarter included approximately a 30 basis points negative impact from the revised securitization framework and approximately 40 basis points of items precipitated by the COVID-19 pandemic.

Full details of Deutsche Bank’s first quarter results will be disclosed as planned on April 29, 2020. Results are prepared in accordance with IFRS as adopted by the EU.

Updates to 2020 financial targets

In anticipation of business opportunities and elevated client demand and in light of the current macroeconomic environment, Deutsche Bank is reviewing its 2020 CET1 and leverage ratio targets.

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The bank’s CET1 ratio of 12.8% at quarter end was approximately 240 basis points above its current pillar 2 regulatory requirement. This has been lowered from 11.6% at 1 January 2020 to 10.4% following the ECB’s early implementation of CRD V Article 104(a) and the reduction of the Counter-Cyclical Capital Buffer. A reduction in capital requirements reduces the level below which the bank would be required to calculate a Maximum Distributable Amount (MDA). The MDA is used to determine restrictions on distributions on CET 1 capital and Additional Tier 1 instruments.

The short-term implications of the COVID-19 pandemic make it difficult for the bank to accurately reflect the timing and the magnitude of changes to its original capital plan. Deutsche Bank’s priority is to stand by its clients without compromising on capital strength. It is therefore possible that the bank will fall modestly and temporarily below its previous CET1 target of at least 12.5%. Deutsche Bank remains committed to maintaining a significant buffer above its regulatory requirements at all times.

This revised outlook acknowledges that credit extension to support clients at this time could increase risk weighted assets for several quarters. In addition, there are a series of pending and proposed regulatory adjustments which could improve the bank’s reported CET1 ratio.

This potential additional balance sheet growth also means that the bank is unlikely to reach its 2020 fully-loaded leverage ratio target of 4.5%, absent regulatory adjustments to the leverage ratio calculation which may increase the banks reported ratio.

Given the temporary nature of the aforementioned capital items, the bank will continue to work towards its 2022 targets of a 12.5% CET1 ratio target and 5% leverage ratio.

Deutsche Bank reaffirms its other financial targets, including for 2020 adjusted costs excluding transformation charges and reimbursable expenses associated with the transfer of the Prime Finance platform to BNP Paribas of 19.5 billion euros.

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Contact:
Sebastian Krämer-Bach Global Head of External Communications Phone: +49 69 910 43330 E-Mail: Sebastian.Kraemer-Bach@db.com

About Deutsche Bank

Deutsche Bank provides commercial and investment banking, retail banking, transaction banking and asset and wealth management products and services to corporations, governments, institutional investors, small and medium-sized businesses, and private individuals. Deutsche Bank is Germany’s leading bank, with a strong position in Europe and a significant presence in the Americas and Asia Pacific.

Forward-Looking Statements

This release contains forward-looking statements. Forward-looking statements are statements that are not historical facts; they include statements about our beliefs and expectations and the assumptions underlying them. These statements are based on the plans, estimates and projections currently available to the management of Deutsche Bank. Forward-looking statements therefore speak only as of the date they are made, and we undertake no obligation to update any of them in light of new information or future events. By their very nature, forward-looking statements involve risks and uncertainties. A number of important factors could therefore cause actual results to differ materially from those contained in any forward-looking statement. Such factors include the conditions in the financial markets in Germany, in Europe, in the United States and elsewhere from which Deutsche Bank derives a substantial portion of its revenues and in which the bank holds a substantial portion of its assets, the development of asset prices and market volatility, potential defaults of borrowers or trading counterparties, the implementation of strategic initiatives of the bank, the reliability of the bank’s risk management policies, procedures and methods, and other risks referenced in the bank’s filings with the U.S. Securities and Exchange Commission. Such factors are described in detail in the bank’s SEC Form 20-F of 20 March 2020 under the heading “Risk Factors”. Copies of this document are readily available upon request or can be downloaded from www.db.com/ir.

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